UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Virtu Financial, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

928254101

(CUSIP Number)

Justin Waldie

General Counsel

165 Broadway

New York, NY 10006

(212) 418-0100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928254101
SCHEDULE 13D
1	Name of Reporting Person Vincent Viola

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 67,926,957

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 67,926,957

11	Aggregate Amount Beneficially Owned by Each Reporting Person 67,926,957

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 36.7%

14	Type of Reporting Person IN

CUSIP No. 928254101
SCHEDULE 13D
1	Name of Reporting Person Virtu Employee Holdco LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 67,926,957

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 67,926,957

11	Aggregate Amount Beneficially Owned by Each Reporting Person 67,926,957

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 36.7%

14	Type of Reporting Person OO

CUSIP No. 928254101
SCHEDULE 13D
1	Name of Reporting Person TJMT Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 67,926,957

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 67,926,957

11	Aggregate Amount Beneficially Owned by Each Reporting Person 67,926,957

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 36.7%

14	Type of Reporting Person OO

CUSIP No. 928254101
SCHEDULE 13D
1	Name of Reporting Person Michael T. Viola

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 67,926,957

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 67,926,957

11	Aggregate Amount Beneficially Owned by Each Reporting Person 67,926,957

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 36.7%

14	Type of Reporting Person IN

CUSIP No. 928254101
SCHEDULE 13D
1	Name of Reporting Person Teresa Viola

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 67,926,957

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 67,926,957

11	Aggregate Amount Beneficially Owned by Each Reporting Person 67,926,957

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 36.7%

14	Type of Reporting Person IN

CUSIP No. 928254101

SCHEDULE 13D

This Amendment No. 2 amends the statement on Schedule 13D (the “Original Schedule 13D” and, as amended, the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on July 31, 2017, by Mr. Vincent Viola, Virtu Employee Holdco LLC (“Employee Holdco”), TJMT Holdings LLC (“TJMT”), Mr. Michael T. Viola and Mrs. Teresa Viola (collectively, the “Reporting Persons”), relating to the Class A common stock, par value $0.00001 per share (the “Class A Common Stock”), of Virtu Financial, Inc., a Delaware corporation (the “Issuer”).

The following amendment to Items 4, 5, 6 and 7 of the Schedule 13D are hereby made:

Item 4.  Purpose of Transaction.

On May 17, 2019, the Issuer completed its previously announced underwritten public offering (the “Public Offering”) of 9,000,000 shares of Class A Common Stock.  In the Public Offering, on May 17, 2019, the Issuer sold 9,000,000 shares of Class A Common Stock at a purchase price per share to the Underwriters (as defined below) of $22.00.

As announced by the Issuer, the Issuer used its net proceeds from the Public Offering to purchase from TJMT 9,000,000 non-voting common interest units of Virtu Financial LLC (“Virtu Financial Units”) and corresponding shares of the Issuer’s Class D common stock, par value $0.00001 per share (“Class D Common Stock”), pursuant to a Purchase Agreement, dated as of May 14, 2019 (the “Member Purchase Agreement”), between the Issuer and TJMT.  The price per Virtu Financial Unit together with the corresponding share of Class D Common Stock purchased by the Issuer pursuant to the Member Purchase Agreement is equal to the per share price paid by the underwriters for the Class A Common Stock in the Public Offering.

Following the dispositions in the Public Offering, TJMT continues to beneficially own the majority of the voting power of the outstanding capital stock of the Issuer as a result of holding shares of Class D Common Stock and therefore can approve or disapprove any matter requiring a majority vote of the Issuer’s stockholders. As a result of the Reporting Persons’ stock ownership, Mr. Vincent Viola’s positions as Chairman Emeritus and a member of the board of directors of the Issuer (the “Board”) and Mr. Michael T. Viola’s position as a member of the Board, the Reporting Persons continue to be in a position to influence the management and policies of the Issuer and to influence the outcome of corporate actions requiring stockholder approval.

In the future, from time to time and at any time, the Reporting Persons may (i) in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including in acquisitions from affiliates of the Reporting Persons; (ii) dispose of or transfer all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire, including sales pursuant to the Amended and Restated Registration Rights Agreement (as defined below), to any person or entity, including dispositions to affiliates of the Reporting Persons; (iii) enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities; (iv) cause or seek to cause the Issuer or any of its subsidiaries to acquire all or a portion of another person’s assets or business, including in acquisitions from affiliates of the Reporting Persons; (v) cause or seek to cause the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations or mergers or to sell, transfer or otherwise dispose of all or any portion of the Issuer’s assets or business to any person or entity,

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including acquisitions, business combinations, mergers, sales, transfers and other dispositions with or to affiliates of the Reporting Persons; (vi) restructure the Issuer’s or any of its subsidiaries’ capitalization, indebtedness or holding company arrangements; (vii) make personnel changes to the present management or the Board deemed necessary or desirable; (viii) pledge securities of the Issuer to secure obligations of the Reporting Persons; (ix) make or propose any other material change in the Issuer’s or any of its subsidiaries’ corporate structure or business; or (x) engage in communications with one or more stockholders or officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (ix) above.

Except as described above in this Item 4 and in Item 6 of this Schedule 13D, which Item is incorporated herein by reference, no Reporting Person or any individual otherwise identified in this Schedule 13D has any present plans or proposals requiring disclosure under Item 4(a)-(j) of this Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)         See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Class A Common Stock and percentages of shares of Class A Common Stock beneficially owned by each of the Reporting Persons, which information is incorporated herein by reference.

(b)         See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Class A Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition, which information is incorporated herein by reference.

Vincent Viola is the father of Michael T. Viola and the husband of Teresa Viola. Vincent Viola is the manager of Employee Holdco and as a result may be deemed to beneficially own the shares of Class A Common Stock issuable to Employee Holdco upon the exchange of Virtu Financial Units and an equal number of shares of Class C Common Stock held by Employee Holdco.  Michael T. Viola and Teresa Viola are the managing members of TJMT and as a result may be deemed to beneficially own the shares of Class A Common Stock issuable to TJMT at any time upon (x) the exchange of Virtu Financial Units and an equal number of Issuer’s Class D common stock, par value $0.00001 per share (“Class D Common Stock”) held by TJMT for shares of Class B common stock, par value $0.00001 per share (the “Class B Common Stock”) and (y) the conversion of such shares of shares of Class B Common Stock, into shares of Class A Common Stock.

By virtue of these relationships, each of the Reporting Persons may be deemed to beneficially own the shares of Class A Common Stock held by the other Reporting Persons.

The shares of Class A Common Stock reported herein includes:

(i)                                     7,757,928 shares of Class A Common Stock issuable to Employee Holdco upon the exchange of 7,757,928 Virtu Financial Units and an equal number of shares of Class C Common Stock held by Employee Holdco;

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SCHEDULE 13D

(ii)                                 60,091,740 shares of Class A Common Stock issuable to TJMT at any time upon (x) the exchange of the 60,091,740 Virtu Financial Units and an equal number of shares of Class D Common Stock held by TJMT for shares of Class B Common Stock and (y) the conversion of such shares of shares of Class B Common Stock into shares of Class A Common Stock; and

(iii)                             (a) 62,289 shares of Class A Common Stock that Michael T. Viola directly owns, and (b) 15,000 shares of Class A Common Stock underlying vested and exercisable options or options becoming vested and exercisable within 60 days that Michael T. Viola beneficially owns.

The total amount of shares of Class A Common Stock outstanding is based on:

(i)                                    117,142,860 shares of Class A Common Stock outstanding, as reported by the Issuer as the projected outstanding amount in the Prospectus Supplement (the “Prospectus Supplement”) dated May 14, 2019 (filed by the Issuer with the Commission on May 16, 2019) to the Prospectus dated May 4, 2018 (filed by the Issuer with the Commission on May 4, 2018) after giving effect to the Public Offering and the upsizing of 2,000,000 shares and the other transactions to which the Prospectus Supplement relates;

(ii)                                 7,757,928 shares of Class A Common Stock issuable to Employee Holdco upon the exchange of the 7,757,928 Virtu Financial Units and an equal number of shares of Class C Common Stock held by Employee Holdco;

(iii)                             60,091,740 shares of Class A Common Stock issuable to TJMT upon (a) the exchange of the 60,091,740 Virtu Financial Units and an equal number of shares of Class D Common Stock held by TJMT for shares of Class B Common Stock and (b) the conversion of such shares of Class B Common Stock into shares of Class A Common Stock; and

(iv)                             15,000 shares of Class A Common Stock underlying vested and exercisable options or options becoming vested and exercisable within 60 days beneficially owned by Michael T. Viola.

In addition, because of the relationship between TJMT and North Island Holdings I, LP (“NIH”), as a result of the Stockholders Agreement entered into on April 20, 2017 (effective on July 20, 2017) by and among the Issuer, TJMT, NIH, and Havelock Fund Investments Pte Ltd and Aranda Investments Pte. Ltd., each an affiliate of Temasek (collectively, the “Temasek Entities”), pursuant to which TJMT has agreed to take all necessary action, including voting all of its shares of capital stock of the Issuer, or providing written consent, to cause the election of the directors nominated by NIH to the member of the board of directors of the Issuer (the “Board”), as further described in Item 6 of this Schedule 13D, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to beneficially own an additional 40,064,103 shares of Class A Common Stock, which represents the shares of Class A Common Stock held by NIH. 40,064,103 shares of Class A Common Stock represents 21.7% of the total number of outstanding shares of Class A Common Stock (assuming that there is a total of

CUSIP No. 928254101

SCHEDULE 13D

185,007,528 shares of Class A Common Stock issued and outstanding, as described in the preceding paragraph).

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities described in this Schedule 13D as being held by NIH.

(c)          As described in Item 4 to this Schedule 13D, the Issuer used its net proceeds from the Public Offering to purchase from TJMT 9,000,000 Virtu Financial Units and corresponding shares of the Issuer’s Class D Common Stock at a purchase price per unit equal to the per share price paid by the underwriters for the Class A Common Stock in the Public Offering.  In addition,  on May 8, 2019 and April 19, 2019, Employee Holdco disposed of 326,673 and 3,584, respectively, shares of Class C Common Stock and an equal number of Virtu Financial Units, which reflected the disposition by certain current and former employees of the Issuer and its consolidated subsidiaries upon the exercise of their right to, from time to time, exchange Virtu Financial Units and an equal number of shares of Class C Common Stock for shares of Class A Common Stock on a one-for-one basis.  Such exchanges were made pursuant to the exchange agreement entered into on April 15, 2015 by and among the Issuer, Virtu Financial LLC and holders of Virtu Financial Units. Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 of this Schedule 13D, has effected any transaction in shares of Class A Common Stock during the past 60 days.

(d)         To the best knowledge of the Reporting Persons, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5, other than, with respect to the securities held directly by NIH and its affiliates, NIH and its affiliates.

(e)          Not applicable.

Item 6.  Contracts, Arrangements Understandings or Relationships with Respect to Securities of the Issuer.

Underwriting Agreement

In connection with the Public Offering, on May 14, 2019, the Issuer and Virtu Financial LLC entered into an underwriting agreement (the “Underwriting Agreement “) with the underwriters named therein (the “ Underwriters “), relating to the sale of shares of Class A Common Stock in the Public Offering.  Pursuant to the Underwriting Agreement, on May 17, 2019, the Issuer sold to the Underwriters 9,000,000 shares of Class A Common Stock at a purchase price per share of $22.00. The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

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SCHEDULE 13D

In connection with the Underwriting Agreement, Vincent Viola, Michael T. Viola and TJMT have agreed  in lock-up agreements with the Underwriters not to sell, otherwise dispose of or hedge any Class A Common Stock or securities convertible or exchangeable for shares of Class A Common Stock, including the Virtu Financial Units and the Class C Common Stock and Class D Common Stock, as applicable, subject to specified exceptions, for 45 days after May 14, 2019, except with the prior written consent of the representatives of the Underwriters.  The foregoing description of each lock-up agreement is qualified in its entirety by reference to each lock-up agreement, a copy of which is filed herewith as Exhibit 99.2,  Exhibit 99.3 and Exhibit 99.4 and is incorporated herein by reference.

Member Purchase Agreement

In connection with the Public Offering, on May 14, 2019, the Issuer and TJMT entered into the Member Purchase Agreement, pursuant to which the Issuer has agreed to purchase from TJMT an aggregate number of Virtu Financial Units, together with corresponding shares of Class D Common Stock, that is equal to the number of shares of Class A Common Stock that the Issuer issues and sells in the Public Offering at a purchase price per unit equal to the per share price paid by the Underwriters for the Class A Common Stock in the Public Offering.

On May 17, 2019, the Issuer purchased from TJMT 9,000,000 Virtu Financial Units and corresponding shares of Class D Common Stock.  Pursuant to the Member Purchase Agreement, the price per Virtu Financial Unit, together with the corresponding shares of Class D Common Stock, purchased by the Issuer is $22.00, which is equal to the per share price for the shares of Class A Common Stock of the Issuer sold in the Public Offering.

The foregoing description of the Member Purchase Agreement is qualified in its entirety by reference to the Member Purchase Agreement, a copy of which is filed herewith as Exhibit 99.2 and is incorporated herein by reference.

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SCHEDULE 13D

Item 7.    Materials to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and restated to read as follows:

Exhibit No.	Description

99.1

Stockholders Agreement, dated as of April 20, 2017, by and among Virtu Financial, Inc., TJMT Holdings LLC, Havelock Fund Investments Pte Ltd, Aranda Investments Pte. Ltd. and North Island Holdings I, LP (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by Virtu Financial, Inc. on May 10, 2017).

99.2

Amended and Restated Registration Rights Agreement, dated as of April 20, 2017, by and among Virtu Financial, Inc., TJMT Holdings LLC, Aranda Investments Pte. Ltd., Havelock Fund Investments Pte Ltd., North Island Holdings I, LP and the additional holders named therein (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Virtu Financial, Inc. on May 10, 2017).

99.3

Amended and Restated Lock-up Waivers Agreement, dated as of April 20, 2017, by and among Virtu Financial, Inc., TJMT Holdings LLC, Havelock Fund Investments Pte Ltd, Aranda Investments Pte. Ltd., North Island Holdings I, LP and the additional parties named therein (incorporated by reference to Exhibit 99.4 of the Initial Schedule 13D filed on August 31, 2017).

99.4

Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 1 of the Initial Schedule 13D filed on August 31, 2017).

99.5

Powers of Attorney, dated February 4, 2016, granted by the Reporting Persons in favor of the Issuer’s General Counsel, Chief Financial Officer and Chief Executive Officer (incorporated by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on February 5, 2016).

99.6

Underwriting Agreement, dated May 10, 2018, by and between Virtu Financial, Inc., Virtu Financial LLC, the selling stockholders and underwriters party thereto (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to Initial Schedule 13D

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SCHEDULE 13D

filed on May 15, 2018).

99.7	Lock-up Agreement, dated May 10, 2018, entered into by Vincent Viola (incorporated by reference to Exhibit 99.2 of Amendment No. 1 to Initial Schedule 13D filed on May 15, 2018).

99.8	Lock-up Agreement, dated May 10, 2018, entered into by Michael T. Viola (incorporated by reference to Exhibit 99.3 of Amendment No. 1 to Initial Schedule 13D filed on May 15, 2018).

99.9	Lock-up Agreement, dated May 10, 2018, entered into by TJMT Holdings LLC (incorporated by reference to Exhibit 99.4 of Amendment No. 1 to Initial Schedule 13D filed on May 15, 2018).

99.10	Lock-up Agreement, dated May 10, 2018, entered into by Virtu Employee Holdco LLC(incorporated by reference to Exhibit 99.5 of Amendment No. 1 to Initial Schedule 13D filed on May 15, 2018).

99.11

Member Purchase Agreement, dated May 10, 2018, by and between Virtu Financial, Inc. and TJMT Holdings LLC (incorporated by reference to Exhibit 99.6 of Amendment No. 1 to Initial Schedule 13D filed on May 15, 2018).

99.12

Amendment No. 1 to Amended and Restated Registration Rights Agreement, dated May 10, 2018, by and among Virtu Financial, Inc., TJMT Holdings LLC, North Island Holdings I, LP, Havelock Fund Investments Pte Ltd and Aranda Investments Pte. Ltd (incorporated by reference to Exhibit 99.7 of Amendment No. 1 to Initial Schedule 13D filed on May 15, 2018).

99.13

Amendment No. 1 to Amended and Restated Lock-up Waivers Agreement, dated May 10, 2018, by and among Virtu Financial, Inc., TJMT Holdings LLC, Mr. Vincent Viola, Havelock Fund Investments Pte Ltd, Aranda Investments Pte. Ltd., North Island Holdings I, LP and the stockholders named therein (incorporated by reference to Exhibit 99.8 of Amendment No. 1 to Initial Schedule 13D filed on May 15, 2018).

99.14

Underwriting Agreement, dated May 14, 2019, by and between Virtu Financial, Inc., Virtu Financial LLC and underwriters party thereto (incorporated by reference to Exhibit 1.1 of the Issuer’s Current Report on Form 8-K filed on May 17, 2019).

99.15	Lock-up Agreement, dated May 14, 2019, entered into by Vincent Viola.*

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99.16	Lock-up Agreement, dated May 14, 2019, entered into by Michael T. Viola.*

99.17	Lock-up Agreement, dated May 14, 2019, entered into by TJMT Holdings LLC.*

99.18

Member Purchase Agreement, dated May 14, 2019, by and between Virtu Financial, Inc. and TJMT Holdings LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on May 17, 2019).

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 21, 2019

*
Vincent Viola

*
Virtu Employee Holdco LLC

*
TJMT Holdings LLC

*
Michael T. Viola

*
Teresa Viola

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*By:

/s/ Justin Waldie
Justin Waldie, as Attorney-in-fact